================================================================================

                          UNITED STATES SECURITIES AND
                               EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                                NOVEMBER 22, 2005

                            DIAMETRICS MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

                                    MINNESOTA
                 (State or other jurisdiction of incorporation)

                                     0-21982
                            (Commission File Number)

                                   41-1663185
                        (IRS Employer Identification No.)

                       3050 CENTRE POINTE DRIVE, SUITE 150
                           ROSEVILLE, MINNESOTA 55113
              (Address of principal executive offices and Zip Code)

                                 (651) 639-8035
              (Registrant's telephone number, including area code)

================================================================================

                                 SCHEDULE 14f-1

                                TABLE OF CONTENTS

OUTSTANDING VOTING SECURITIES  AND PRINCIPAL STOCKHOLDERS...........................     5

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS...........................................     8

DESIGNATED DIRECTORS................................................................     8

CURRENT DIRECTORS AND EXECUTIVE OFFICERS............................................     9

COMMITTEES OF THE BOARD.............................................................    10

DIRECTOR NOMINATIONS................................................................    10

SHAREHOLDER COMMUNICATIONS WITH BOARD...............................................    11

EXECUTIVE COMPENSATION AND OTHER INFORMATION........................................    12

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS...............................    13

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................................    14

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.............................    15

SIGNATURES..........................................................................    15

                            DIAMETRICS MEDICAL, INC.
                            3050 CENTRE POINTE DRIVE
                                    SUITE 150
                           ROSEVILLE, MINNESOTA 55113

                              INFORMATION STATEMENT
           NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS

        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

This notification is furnished by the Board of Directors (the "Board") of Diametrics Medical, Inc. (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a proposed change in control of the Company and a change in the majority of the Board of Directors pursuant to a transaction whereby BCC Acquisition II, LLC and certain of the holders of the Company's 2005 Subordinated Convertible Notes (the "2005 Notes"), who collectively currently beneficially own securities representing approximately 64% of the fully diluted common stock of the Company, will sell their 2005 Notes, as well as shares of the Company's Series G Convertible Preferred Shares and warrants to purchase shares, to Ocean Park Advisors, LLC ("OPA") and M.A.G. Capital, LLC ("MAG") for a nominal amount of cash (the "Transaction"). It is anticipated that the closing of the Transaction (the "Closing') will occur on or about the tenth day after the mailing of this Information Statement to the Company's shareholders.

After the Closing, the Company intends to conclude a reclassification of certain of the securities of the Company. MAG, its affiliated funds, and other investors who hold the Company's 2007 Senior Secured Convertible Notes and Series F and G Convertible Preferred Stock, will exchange their securities for shares of newly created Series H Convertible Preferred Stock ("Series H"), and OPA will exchange its securities for shares of newly created Series I Convertible Preferred Stock ("Series I"). The Series H will be non-voting; will have a liquidation preference of $100 per share; and will be convertible, at any time, into shares of the Company's common stock at a conversion price of $0.0001, provided that the Series H may be converted only to the extent that such conversion would not cause the beneficial ownership of its holder and its affiliates to exceed 9.99% of the Company's common stock then outstanding. The Series I will have voting rights equal to one vote for each share of the Company's common stock into which it can be converted; will have a liquidation preference of $100 per share; will have certain anti-dilution rights; and will be convertible, at any time, into shares of the Company's common stock at a conversion price of $0.0001, provided that, for a period of time, the Series I may be converted only to the extent that such conversion would not cause the beneficial ownership of its holder and its affiliates to exceed 9.99% of the Company's common stock then outstanding.

This Information Statement is being mailed on or about November 22, 2005, to record holders of shares of common stock (the "Common Stock") of the Company, in connection with the anticipated designation of W. Bruce Comer III and Heng Chuk, two of the principals of OPA (the "Designated Directors"), to the Board of Directors of the Company.

Pursuant to the Transaction, the Designated Directors shall be elected and the current directors shall resign as members of the Company's Board of Directors. The terms of the Transaction and certain other information concerning the other transactions which will occur at and subsequent to the Closing will be contained in a Form 8-K filed by the Company with the Securities and Exchange Commission (the "Commission"). The Form 8-K, when filed, including the exhibits thereto, may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission as well as on the World Wide Web site maintained by the Commission on the Internet at http://www.sec.gov. The information contained in this Information Statement concerning OPA and the Designated Directors has been furnished to the Company by OPA. The Company assumes no responsibility for the accuracy or completeness of such information.

The Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of record of the information set forth in this Information Statement prior to a change in a majority of the Company's directors, other than at a meeting of the Company's shareholders.

                          OUTSTANDING VOTING SECURITIES
                           AND PRINCIPAL STOCKHOLDERS

At the close of business on November 9, 2005, there were 35,121,739 shares of the Company's common stock, $.01 par value per share (the "Common Stock"), issued and outstanding. For matters requiring stockholder action, each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held.

The following table sets forth the number of shares of our common stock owned as of October 31, 2005, by (i) each person who is known by the Company to own beneficially more than five percent of the Company's common stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group. Except as otherwise noted, (a) the persons named in the table below do not own any other capital stock of the Company and have sole voting and investment power with respect to all shares beneficially owned by them and (b) the address of each of the named individuals is c/o Diametrics Medical, Inc., 3050 Centre Pointe Drive, Suite 150, Roseville, Minnesota 55113.

                                                                    NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                                          BENEFICIALLY OWNED(1)    PERCENT OF CLASS
------------------------                                          ---------------------    ----------------
BCC Acquisition II LLC(2)
   c/o Bay City Capital LLC
   750 Battery Street, Suite 600
   San Francisco, CA  94111                                            373,970,797              91.4%
Monarch Pointe, Ltd.(3)
   c/o Bank of Ireland Securities Services, Ltd.
   New Century House
   International Financial Services Center
   Mayor Street Lower
   Dublin 1, Republic of Ireland                                        57,282,049              62.0%
Mercator Momentum Fund L.P.(4)
   555 South Flower Street, Suite 4500
   Los Angeles, CA  90071                                               37,580,772              51.9%
Longview Fund LP(5)
   600 Montgomery Street, 44th
   San Francisco, CA  94111                                             35,714,650              55.4%
Mercator Momentum Fund III L.P.(6)
   555 South Flower Street, Suite 4500
   Los Angeles, CA 90071                                                35,614,176              50.6%
Camden International(7)
   Charlotte House, Charlotte Street
   Nassau, Bahamas                                                      20,972,400              37.4%
Longview Equity Fund, LP(8)
   600 Montgomery Street, 44th Floor
   San Francisco, CA 94111                                              16,777,600              32.3%
Longview International Equity Fund, LP(9)
   600 Montgomery Street, 44th
   San Francisco, CA 94111                                               8,388,800              19.3%
Mercator Advisory Group LLC(10)
   555 South Flower Street, Suite 4500
   Los Angeles, CA 90071                                                 4,073,500              10.4%
Mark B. Knudson, Ph.D.(11)                                                 463,620               1.6%

                                                                    NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                                          BENEFICIALLY OWNED(1)    PERCENT OF CLASS
------------------------                                          ---------------------    ----------------
W. Glen Winchell(12)                                                        50,000                  *
Carl S. Goldfischer, M.D.(13)                                               26,000                  *
All directors and executive officers as a group (3 persons)(14)          1,064,620               2.9%

-----------
(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of Common Stock subject to options, warrants or other securities currently exercisable or convertible, or exercisable or convertible within 60 days of October 31, 2005 are deemed outstanding for computing the percentage of the person holding such convertible securities but are not deemed outstanding for computing the percentage of any other person. Shares of Common Stock issuable upon conversion of Preferred Stock are calculated assuming: (i) a market price equal to the closing price of the Company's Common Stock on October 31, 2005, or $0.02 per share; (ii) a floor price for Series F Convertible Preferred Shares ("Series F Shares") equal to $0.15 per share; and (iii) a floor price for Series G Convertible Preferred Shares ("Series G Shares") equal to $0.03 per share. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) As reported in a Schedule 13D/A filed April 13, 2005, includes 4,686,580 shares of Common Stock issuable upon the exercise of outstanding warrants, 352,617,550 shares of Common Stock issuable upon the conversion of the Company's 2005 Subordinated Convertible Notes (the "2005 Notes") and up to 16,666,667 shares of Common Stock issuable upon conversion of Series G Shares.

(3) Includes up to 11,113,333 shares of Common Stock issuable upon conversion of Series G Shares, 29,750,000 shares of Common Stock issuable upon the conversion of the Company's 2007 Senior Secured Convertible Notes (the "2007 Notes") and 16,418,716 shares of Common Stock to be issued upon exercise of Common Stock warrants. The shareholder has contractually agreed not to convert Series G Shares or 2007 Notes, as applicable, or to exercise warrants to the extent such holder's beneficial ownership of Common Stock will exceed 9.99% of the Common Stock then outstanding and, as described in a Schedule 13G/A filed February 14, 2005, disclaims beneficial ownership in excess of 9.99%.

(4) In addition to 311,024 shares of Common Stock owned, includes up to 2,333,333 shares of Common Stock issuable upon conversion of Series F Shares, 11,110,000 shares of Common Stock issuable upon conversion of Series G Shares, 13,416,650 shares of Common Stock issuable upon the conversion of 2007 Notes and 10,409,765 shares of Common Stock to be issued upon exercise of Common Stock warrants. Mercator Advisory Group LLC is the general partner of Mercator Momentum Fund, L.P. David Firestone, as managing member of Mercator Advisory Group LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Mercator Momentum Fund, L.P. The shareholder has contractually agreed not to convert Series F Shares, Series G Shares or 2007 Notes, as applicable, or to exercise warrants to the extent such holder's beneficial ownership of Common Stock will exceed 9.99% of the Common Stock then outstanding and, as described in a Schedule 13G/A filed February 14, 2005, disclaims beneficial ownership in excess of 9.99%.

(5) In addition to 6,353,450 shares of Common Stock owned, includes up to 17,500,000 shares of Common Stock issuable upon conversion of 2007 Notes and 11,861,200 shares of Common Stock to be issued upon exercise of Common Stock warrants. The shareholder has contractually agreed not to convert 2007 Notes or to exercise warrants to the extent such holder's beneficial ownership of Common Stock will exceed 9.99% of the Common Stock then outstanding.

(6) In addition to 327,689 shares of Common Stock owned, includes up to 4,333,334 shares of Common Stock issuable upon conversion of Series F Shares, 11,110,000 shares of Common Stock issuable upon conversion of Series G Shares, 9,333,350 shares of Common Stock issuable upon the conversion of 2007 Notes and 10,509,803 shares of Common Stock to be issued upon exercise of Common Stock warrants. Mercator

      Advisory Group LLC is the general partner of Mercator Momentum Fund III, L.P. David Firestone, as managing member of Mercator Advisory Group LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Mercator Momentum Fund III, L.P. The shareholder has contractually agreed not to convert Series F Shares, Series G Shares or 2007 Notes, as applicable, or to exercise warrants to the extent such holder's beneficial ownership of Common Stock will exceed 9.99% of the Common Stock then outstanding and, as described in a Schedule 13G/A filed February 14, 2005, disclaims beneficial ownership in excess of 9.99%.

(7) Includes up to 12,500,000 shares of Common Stock issuable upon conversion of 2007 Notes and 8,472,400 shares of Common Stock to be issued upon exercise of Common Stock warrants. The shareholder has contractually agreed not to convert 2007 Notes or to exercise warrants to the extent such holder's beneficial ownership of Common Stock will exceed 9.99% of the Common Stock then outstanding.

(8) Includes up to 10,000,000 shares of Common Stock issuable upon conversion of 2007 Notes and 6,777,600 shares of Common Stock to be issued upon exercise of Common Stock warrants. The shareholder has contractually agreed not to convert 2007 Notes or to exercise warrants to the extent such holder's beneficial ownership of Common Stock will exceed 9.99% of the Common Stock then outstanding.

(9) Includes up to 5,000,000 shares of Common Stock issuable upon conversion of 2007 Notes and 3,388,800 shares of Common Stock to be issued upon exercise of Common Stock warrants. The shareholder has contractually agreed not to convert 2007 Notes or to exercise warrants to the extent such holder's beneficial ownership of Common Stock will exceed 9.99% of the Common Stock then outstanding.

(10) Includes up to 4,073,500 shares of Common Stock to be issued upon exercise of Common Stock warrants. Mercator Advisory Group LLC is the general partner of Mercator Momentum Fund III, L.P., Mercator Momentum Fund, L.P. and Mercator Focus Fund, L.P. David Firestone, as managing member of Mercator Advisory Group LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Mercator Momentum Fund III, L.P., Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P. and Mercator Advisory Group LLC. The shareholder has contractually agreed not to exercise warrants to the extent such holder's beneficial ownership of Common Stock will exceed 9.99% of the Common Stock then outstanding and, as described in a Schedule 13G/A filed February 14, 2005, disclaims beneficial ownership in excess of 9.99%.

(11) Includes 132,500 shares of Common Stock issuable upon the exercise of outstanding options. Includes 156,250 shares of Common Stock beneficially owned by Medical Innovation Fund II ("MIF II"). Dr. Knudson is a general partner of Medical Innovation Partners II, the general partner of MIF II. Dr. Knudson disclaims beneficial ownership of these securities except to the extent of his proportionate pecuniary interest in the partnerships. Excludes 459,254 shares of Common Stock held by Medical Innovation Fund ("MIF"). Medical Innovation Partners ("MIP") is the general partner of MIF. Dr. Knudson is a partner of MIP. Dr. Knudson disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interests in such partnerships.

(12) Includes 50,000 shares of Common Stock issuable upon exercise of outstanding options.

(13) Includes 26,000 shares of Common Stock issuable upon exercise of outstanding options.

(14)  See Notes (11)-- (13) above.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors of the Company presently consists of two members. The Board held thirty (30) meetings during fiscal 2004, and all members of the Board attended at least 75% of such meetings. It is expected that the Designated Directors will assume office concurrently with the Closing. This step will be accomplished at a meeting or by written consent of the Board of Directors providing that the current directors will resign such that, immediately following such action, the vacancies will be filled by the Designated Directors.

The Board of Directors of the Company is divided into three classes. The members of each class are elected to serve three-year terms with the term of office of each class ending in successive years.

                              DESIGNATED DIRECTORS

The Designated Directors listed below have each consented to act as a director of the Company. The Designated Directors will constitute all of the members of the Board after they are appointed. Messrs. Comer and Chuk will also become the CEO and CFO, respectively, of the Company, and W. Glen Winchell will resign as the Company's CFO.

W. BRUCE COMER III, 40, has over 15 years experience in business development, finance and operations, both in the United States and throughout Asia. He is the founder and Managing Director of Ocean Park Advisors, a private merchant bank that invests in middle-market business services companies and provides advisory services to select investors and corporate clients. Before founding Ocean Park, he was a Principal and Senior Vice President at Platinum Equity, where he played a key role in raising the firm's first-time fund of $700 million and was actively involved in the management of the firm's $4 billion revenue portfolio. From 2000 through 2002, Mr. Comer was the Chief Financial Officer of Pacific Crossing, a subsea cable venture that owns and operates a major trans-Pacific fiber optic cable system linking Japan and the United States, and Vice President of Corporate Finance at Asia Global Crossing. He led the company's concurrent IPO and high yield offering, then later led the operational and financial restructuring of Pacific Crossing. The Pacific Crossing venture consisted of the following entities: PC Landing Corp., a Delaware corporation, Pacific Crossing, Ltd. ("PCL"), a Bermuda company, Pacific Crossing UK, Ltd., a United Kingdom company, PCL Japan, Ltd., a Japan company, and SCS Bermuda, Ltd., a Bermuda company. In July 2002, these entities filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Prior to that, he was a Vice President in Merrill Lynch's telecommunications investment banking group, where he raised over $6 billion for clients. From 1987 to 1992, Mr. Comer was a management consultant primarily at Booz Allen & Hamilton. Mr. Comer received a Bachelor's degree cum laude from Princeton University, a Master's degree with Distinction in International Relations from Johns Hopkins University, and an MBA from The Wharton School at the University of Pennsylvania. Mr. Comer is a member of the Pacific Council on International Policy and serves on their Task Force on US-Indian Relations. He serves on the Board of Trustees of Princeton-in-Asia.

HENG CHUK, 25, has been a Vice President at OPA since 2004. Formerly, he was an Associate at Platinum Equity from 2002 to 2003, where he played a key role in raising Platinum's first-time fund of $700 million and was involved in evaluating acquisition opportunities, transaction structuring, and portfolio management. Prior to Platinum, Mr. Chuck worked in the Corporate Finance group at Asia Global Crossing from 2000 to 2002. He was central to the company's capital markets fundraising, including its IPO and high yield offering, and was also involved in business development, M&A activity, and the planning and execution of the company's $600 million restructuring and sale to China Netcom. Mr. Chuk graduated cum laude from the University of Pennsylvania's Management & Technology joint-degree program, with a B.S. in Finance from the Wharton School and a B.S. in Electrical Engineering, and holds a Master of Science in Electrical Engineering from Stanford University.

To the best of OPA's knowledge, none of the Designated Directors beneficially own any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates, except for the transactions contemplated by the Transaction. See "Certain Relationships and Related Transactions."

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On June 17, 2005, David B. Kaysen resigned as President and CEO and as a member of the Board of Directors of the Company, as well as all positions Mr. Kaysen held with TGC Research Limited, the Company's wholly owned subsidiary in the United Kingdom. Mr. Kaysen has decided to pursue other opportunities, and his resignation was not the result of any disagreement with the Company. A successor to Mr. Kaysen as CEO has not yet been determined.

On October 6, 2005, William P. Moffitt resigned as Chairman and a member of the Board of Directors of the Company, effective October 10, 2005. Mr. Moffitt's resignation was not the result of any disagreement with the Company. A successor to Mr. Moffitt as Chairman of the Board of Directors has not yet been determined.

Upon the closing of the Transaction, the remaining current directors and officers of the Company will resign. The following is certain biographical information with respect to the current members of the Board of Directors and Executive Officers of the Company.

CARL S. GOLDFISCHER, M.D., 45, has been a director of the Company since November 2000. Dr. Goldfischer is a private investor and a limited partner in Bay City Capital LLC of San Francisco, CA. Dr. Goldfischer served as chief financial officer of ImClone Systems, Inc., a biopharmaceutical company, from 1996 to 2000. Prior to that, he was a healthcare analyst with the Reliance Insurance Company. From 1991 to 1994, he was director of research for D. Blech & Co., an investment banking firm. Dr. Goldfischer currently serves as a director for Immulogic.

MARK B. KNUDSON, PH.D., 55, has been a director of the Company since March 1990. Dr. Knudson is President and Chief Execution Officer of EnteroMedics, Inc., a private company developing products for the treatment of gastrointestinal tract disorders; Dr. Knudson is also Chairman and Chief Executive Office of Venturi Group, LLC, a medical device development incubator, and the Executive Chairman of the Board of Restore Medical, Inc., a private company development products for the treatment of sleep disordered breathing.

W. GLEN WINCHELL, 58, joined the Company in August 2003 as Senior Vice President of Finance and Chief Financial Officer. Mr. Winchell has over 20 years of experience in various senior financial and operational management positions, most recently spending nine years as Vice President and Chief Financial Officer of Rehabilicare, Inc. (now Compex Technologies, Inc.).

                             COMMITTEES OF THE BOARD

The Board of Directors has a Compensation Committee which consists of Dr. Knudson and Mr. Goldfischer. The Compensation Committee makes recommendations concerning executive salaries and incentive compensation for employees of the Company, subject to ratification by the full Board, and administers the Company's 1990 Stock Option Plan (the "Stock Option Plan"). The Compensation Committee did not meet in fiscal year 2004.

The Board of Directors has an Audit Committee which consists of Dr. Goldfischer and Dr. Knudson. All members of the committee have a basic understanding of finance and accounting, and are able to read and understand fundamental financial statements. The Board of Directors has determined that all of the members of the Audit Committee would meet the independence requirements of the Nasdaq listing standards that apply to Audit Committee members if such listing standards applied to the Company. The Board of Directors has determined that Dr. Goldfischer meets the definition of an "Audit Committee Financial Expert" as established by the Securities and Exchange Commission, and is independent (as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act). The Audit Committee has the sole authority to appoint, review and discharge the Company's independent auditors. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent certified public accountants, as well as the Company's accounting principles and its system of internal controls, reports the results of their review to the full Board and to management and recommends to the full Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The Audit Committee undertakes these specific duties and other responsibilities listed in the Audit Committee's charter, and such other duties as the Board may prescribe from time to time. The Audit Committee met five times during fiscal 2004.

The Board of Directors does not have a separate Nominating Committee, and has determined that it is appropriate for the entire Board to serve that function for the time being since all of its current directors participate in the nomination of directors and meet the definition of independence under the rules of the National Association of Securities Dealers, Inc.

                              DIRECTOR NOMINATIONS

The Board of Directors considers recommendations for director nominees from a wide variety of sources, including members of the Board, business contacts, community leaders, third-party advisory services and members of management. The Board of Directors also considers shareholder recommendations for director nominees that are properly received in accordance with the Company's Bylaws and applicable rules and regulations of the SEC.

The Board of Directors determines the required selection criteria and qualifications of director nominees based upon the needs of the Company at the time nominees are considered. Minimum criteria for director nominees have been established by the Board. The Board believes that its directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the Company's shareholders. Preferred qualifications also include current or recent experience at the policy-making level in business, government, medicine, education, technology or public interest, expertise in a particular business discipline, and diversity of talent, experience, accomplishments and perspective. Directors should be able to provide insights and practical wisdom based on their experience and expertise.

Shareholders wishing to bring a nomination for a director candidate before a shareholders meeting must give written notice to the Company's Secretary, either by personal delivery or by United States mail, postage prepaid. The shareholder's notice must be received by the Secretary not later than (a) with respect to an Annual Meeting of Shareholders, 90 days prior to the anniversary date of the immediately preceding Annual Meeting, and (b) with respect to a special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of the meeting is first given to shareholders. The shareholder's notice must set forth all information relating to each person whom the shareholder proposes to nominate that is required to be disclosed under applicable rules and regulations of the SEC, including the written consent of the person proposed to be nominated to being named in the proxy statement as a nominee and to serving as a director if elected. The shareholder's notice must also set forth as to the shareholder making the nomination (i) the name and address of the shareholder, (ii) the number of shares of the Company held by the shareholder entitled to vote at the meeting, (iii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person named in the notice, and (iv) a description of all arrangements or understandings between the shareholder and each nominee.

The Board of Directors initially evaluates a prospective nominee on the basis of his or her resume and other background information that has been made available to the Board. A member of the Board will contact for further review those candidates who the Board believes are qualified, who may fulfill a specific Board need and who would otherwise best make a contribution to the Board. On the basis of information learned during this process, the Board of Directors determines which nominee(s) to submit for election. The Board of Directors uses the same process for evaluating all nominees, regardless of the original source of the nomination.

                     SHAREHOLDER COMMUNICATIONS WITH BOARD

The Board of Directors has implemented a process by which shareholders may send written communications to the Board's attention. Shareholders of the Company may send written communications to the Board of Directors or any individual director by sending such communications addressed to the Diametrics Medical, Inc. Board of Directors c/o Diametrics Medical Corporate Secretary, 3050 Centre Pointe Drive, Suite 150, St. Paul, Minnesota 55113. All such communications will be compiled by the Secretary and submitted to the Board or individual director on a periodic basis.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

Members of the Board of Directors who are not employees of the Company are eligible to receive an annual retainer of $8,000; $2,000 per Board meeting attended in person; and $500 where the meeting is attended by means of telephonic communication, with the proviso that each nonemployee Director shall be compensated for not less than six Board meetings in any 12-month period. In addition, each nonemployee member of the Board of Directors of the Company serving on a Committee of the Board of Directors receives $500 per committee meeting attended. As a result of the Company's implementation of cost-cutting measures, the Board of Directors agreed to temporarily forgo receipt of fees payable for normal Board services. All Directors are reimbursed for expenses actually incurred in attending meetings of the Board of Directors and its committees.

Nonemployee Directors have also participated in the Company's 1993 Directors' Stock Option Plan (the "Directors' Plan"), which expired in 2003. In May 2003, the Company's shareholders approved an amendment to the 1990 Stock Option Plan to modify its eligibility requirements to allow nonemployee directors to anticipate and become eligible to receive awards or options under the Stock Option Plan. The Directors' Plan provided for an automatic grant of nonqualified stock options to purchase 18,000 shares of Common Stock to nonemployee Directors of the Company on the date such individuals became directors of the Company (the "Initial Grant"), and an option to purchase 8,000 shares of Common Stock on each subsequent annual shareholder meeting date, subject to certain limitations (a "Subsequent Grant"). Options granted in connection with the Initial Grant vest and become exercisable as to 50% of such shares on the twelve month anniversary of the date of such Initial Grant and 25% at each such successive anniversary date thereafter if the holder remains a director on such dates. Subsequent Grants become fully exercisable six months subsequent to the date of grant. Stock options previously issued and outstanding under the Directors' Plan remain exercisable in accordance with their original terms. No stock options were granted to nonemployee Directors under the Directors' Plan or the Stock Option Plan in 2004, other than an option to purchase 25,000 shares of common stock granted to William Moffitt in conjunction with his admittance to the Board. Mr. Moffitt resigned from the Board on October 5, 2005.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Gerald L. Cohn, who retired from Board on August 1, 2004, served as a member of the Company's Compensation Committee during 2004. Effective January 2001, the Company's U.K. subsidiary, Diametrics Medical, Ltd., entered into a capital lease agreement with DVI Financial Services, Inc. in the amount of (pound)319,500 (or approximately $466,800) based upon the currency exchange rate between the British pound sterling and the U.S. dollar on the date of the transaction). DVI Financial Services, Inc. was a business unit if DVI, Inc., of which Mr. Cohn was a director and consultant.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer and the other most highly compensated executive officers of the Company who salary and bonus earned in the fiscal year ended December 31, 2004 exceeded $100,000 for services rendered:

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                       ANNUAL COMPENSATION      COMPENSATION AWARDS
                                                       -------------------   -------------------------
                                                                             SECURITIES
                                                                             UNDERLYING     RESTRICTED      ALL OTHER
NAME AND PRINCIPAL POSITION                    YEAR     SALARY      BONUS    OPTIONS(#)      STOCK($)     COMPENSATION
---------------------------                    ----    --------    -------   ----------     ----------    ------------
David B. Kaysen                                2004    $385,636    $    --          --        $ --            $  --
   President and Chief Executive Officer(1)    2003     347,091         --     500,000          --               --
                                               2003      21,635         --     400,000          --               --

Steven G. Emery                                2004    $187,903    $    --          --        $ --            $  --
   Senior Vice President of Worldwide
      Marketing and Business Development(2)    2003     178,197         --          --          --               --
                                               2002      38,942     25,000     100,000          --               --

W. Glen Winchell                               2004    $215,625    $    --          --        $ --            $  --
   Senior Vice President and Chief Financial
      Officer(3)                               2003      80,769         --     200,000          --               --

(1) Mr. Kaysen joined the Company as President and Chief Executive Officer effective December 2, 2002, and resigned from the Company on June 17, 2005.

(2) Mr. Emery joined the Company in October 2002, as Senior Vice President of Worldwide Marketing and Business Development and resigned from the Company in May, 2005.

(3) Mr. Winchell joined the Company as Senior Vice President and Chief Financial Officer effective August 4, 2003.

              EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

None of the Company's current executive officers has a written employment agreement. Severance arrangements for the Company's executive officers have been established that provide, under certain circumstances following a "change in control," for payment of full base salary, bonus and benefits earned through date of termination, lump-sum cash severance payments equal to two times full base salary in effect immediately prior to termination, plus the targeted bonus such executive officers would have earned for the year in which termination is effective (assuming for such purpose the achievement of targeted performance), subject to certain tax adjustments. In addition, severance arrangements have been established for the Company's executive officers in the event of termination for reasons other than "cause," providing for the payment of full base salary, bonus and benefits earned through date of termination, and the continuation of payment of the full base salary then in effect for an additional twelve month period, plus the targeted bonus such executive officer would have earned for the year in which termination is effective (assuming for such purpose the achievement of targeted performance).

As described below in footnote (1) to the table entitled "Aggregate Value of Options Held At December 31, 2004," the exercisability of options granted to named executive officers is accelerated in the event of a "change in control" involving the Company.

STOCK OPTIONS

There were no option grants during the year ended December 31, 2004 to the executive officers named in the "Summary Compensation Table" above. The following table summarizes the value of all options held at December 31, 2004 by the executive officers named in the "Summary Compensation Table" above:

              AGGREGATE VALUE OF OPTIONS HELD AT DECEMBER 31, 2004

                             NUMBER OF UNEXERCISED OPTIONS        VALUE OF UNEXERCISED
                                 HELD AT DECEMBER 31,         IN-THE-MONEY OPTIONS HELD AT
                                        2004 (1)                  DECEMBER 31, 2004 (2)
                             -----------------------------    ----------------------------
      NAME                   EXERCISABLE  UNEXERCISABLE       EXERCISABLE    UNEXERCISABLE
----------------             -----------  -------------       -----------    -------------
David B. Kaysen                325,000        575,000          $     --         $     --
Steven G. Emery                 50,000         50,000                --               --
W. Glen Winchell                50,000        150,000                --               --

(1) Each option represents the right to purchase one share of common stock, and all grants to Messrs. Kaysen, Emery and Winchell were made pursuant to the Stock Option Plan. To the extent not already exercisable, the options granted to the named executive officers become exercisable in the event of a "change in control" (as defined in the stock option agreements) involving the Company.

(2) Value based on the difference between the fair market value of the shares of common stock at December 31, 2004 ($0.043) and the exercise price of the options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the Transaction, OPA will exchange the securities it receives in the Transaction for shares of newly created Series I Convertible Preferred Stock. The terms of such Preferred Stock are described on the first page of this Information Statement. The Designated Directors are principals of OPA, and may be deemed to beneficially own such Preferred Stock. Additionally, it is anticipated that OPA will receive a fee of $75,000 as compensation for its services in structuring the Transaction and the other transactions that will occur in connection therewith.

Effective January 2001, the Company's U.K. subsidiary, Diametrics Medical, Ltd., entered into a capital lease agreement with DVI Financial Services in the amount of (pound)319,500 (or approximately $466,800 based upon the currency exchange rate between the British pound sterling and the U.S. dollar on the date of the transaction). The capital lease agreement required principal and interest payments in monthly installments through January 2005, at an annual interest rate of 12%, and was secured by equipment. DVI Financial Services is a business unit of DVI, Inc., of which Mr. Gerald Cohn (who retired from the Company's Board of Directors on August 1, 2004) was a director and consultant.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater-than ten percent shareholders are also required by SEC regulation to furnish the Companies with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2004, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with except that an initial statement of beneficial ownership on Form 3 and a statement of change of beneficial ownership on Form 4 were not timely filed by Mr. Moffitt to reflect his appointment to the Board in September 2004 and the grant of an option to purchase 25,000 shares of the Company's common stock concurrently therewith.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Diametrics Medical, Inc.

                                     /s/ W. Glen Winchell
                                     -----------------------------------------
                                     By: W. Glen Winchell
                                     Title: Senior Vice President, Finance and
                                     Chief Financial Officer